EXHIBIT 99.1

PRESS RELEASE

Banro Corp Issues Letter to Shareholders Urging Support
FOR Banro’s Director Nominees

- Shareholders Are Urged to Vote the BLUE Proxy in support of the six Banro Director nominees

Toronto, Canada – June 17, 2014 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") issued the following letter to its shareholders from Board Chairman Richard Brissenden and CEO John Clarke urging them to vote FOR all of management’s director nominees using only Banro’s BLUE proxy:

Fellow shareholders,

We are pleased to invite you to Banro’s Annual and Special Meeting of Shareholders scheduled for Friday June 27, 2014. This year your vote is of paramount importance to Banro as a dissident shareholder, Liberty Street Capital Corp. with its 1,000 share ownership position (.0004% of the Company’s 252.10mm issued and outstanding common shares), is seeking to take control of your company without paying a premium for your shares and disrupt the recent progress and the positive momentum we are building at Banro. Your vote is imperative to show your support for Banro’s director nominees and your opposition to Liberty Street’s opportunistic actions. Protect your investment by voting your BLUE proxy FOR the election of all the management nominees prior to June 25, 2014 at 4:00 p.m. (Toronto time).

Your board and management remain focused on gold production from the Twangiza and Namoya mines, with longer term objectives that include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. Banro has succeeded in building Twangiza, the first new commercial gold mine in the Democratic Republic of the Congo (“the DRC”) in over 50 years, and is now commissioning its second mine, Namoya, moving the company towards being a mid-tier gold producer – all of this in one of the most challenging regions of Africa. With these two mines, Banro is the largest single employer in the region supporting thousands of families.

Before Banro poured its first ounce of gold, the Banro Foundation built schools, clinics, roads, bridges and safe potable water facilities to increase the quality of life for our neighbours in the region. The Banro Foundation is beginning new projects with USAID to promote sustainable agriculture as a means of alleviating poverty.  As well, due to its success in building much needed social infrastructure, it has recently been contracted by the government of the DRC to build schools and health clinics across South Kivu and Maniema provinces in the DRC.

Over the past 18 months, Banro has navigated the 35% collapse in the price of gold, adjusting its capital/operating budgets to meet conditions during this difficult period. During that same time, Banro upgraded the Twangiza processing plant and constructed the Namoya mine, which is being commissioned for commercial production expected during Q3 2014. Banro is reaching a milestone in its history where it will be able to reap the benefits afforded to a multi-mine company. The inexperienced dissidents who are void of mining skills are now seeking to take control of the Company to deprive you of that benefit.

Do not hand control of Banro to a self-serving group of dissidents with no defined strategy.
We have strong corporate governance with a renewed board of highly experienced professionals.

The Liberty Street “cause” is “attributable to the corporate governance practices at Banro”. Our Board is dedicated to strong corporate governance and has made a number of important changes to align Banro with best practices, which have been endorsed by ISS – a leading independent proxy advisory firm – by virtue of a recently-issued report where they recommended shareholders vote FOR all of Banro’s nominees. These changes have also been the result of our shareholder engagement efforts over the last 12 months and were started well in advance of the disruptive actions of Liberty Street. We have listened, engaged with our shareholder base, and responded to shareholder concerns by changing the composition of the Board to ensure it addressed these concerns. We heard you and have taken action.

We announced several significant changes to the Board, including the appointment of Richard Brissenden to the role of Chairman, and the appointment of two new independent directors. The Liberty Street “cause” and its messages are clearly out-of-date. A summary of the recent changes to the Board include:

●	Refreshing the Board by adding three new independent directors over the past year: Richard Brissenden, Matthys Terblanche, and Derrick Weyrauch.
●	Ensuring the Board is majority independent, with 83% of nominees serving as independent directors.
●	Appointing Richard Brissenden as Chairman to provide new and independent leadership.
●	Establishing a fully independent Nominating Committee and ensuring all key committees are now fully independent.
●	Having incumbent directors resign from several outside directorships to devote even more time to Banro.

“The proactive changes to the Board appear consistent with the maturation of the company from an explorer and project developer to an emerging mid-tier producer operating two mines in the Democratic Republic of the Congo.” – Andrew Breichmanas (BMO Capital Markets) June 2, 2014.

The development and reorganization of our management team and Board over the last year provides Banro with a team of high quality industry professionals with extensive gold experience as well as a track record of successful operations and government relationships in the DRC. Our refreshed and driven Board has the skills and experience to deliver the full potential of Banro’s assets and reflects our focus on good governance, solid management direction and professional oversight.

Liberty Street has omitted critical facts in its circular and has also included misleading data.

Liberty Street has failed to include material information in its circular. It is a requirement under Canadian securities laws for any proposed nominees of a board to disclose cease trade orders and penalties against them:

●
Liberty Street and Ed Nordholm, along with other parties, were found by a court in Alberta to have breached the Alberta Securities Act in 2013 in the context of a proxy fight, for failing to disclose material information. Liberty Street failed to disclose this information in the circular it sent to you.

●
Loudon Owen served as a director of Echelon Capital Corp. (“Echelon”) between March 7, 2007 to September 26, 2013 and CEO and CFO from January 16, 2013 until it was permanently delisted. Echelon was cease-traded for failing to file audited financial statements and a MD&A. Liberty Street failed to disclose this information in the circular it sent to you.

●
Thomas Pladsen served as a director of Cimatec Environment Engineering Inc. (“Cimatec”) from June 7, 2001 to November 29, 2007. Cimatec was cease-traded in December 2007 by the Ontario Securities Commission for failing to file its interim financial statements for the period ended September 30, 2007 and its audited financial statements for the year ended December 31, 2007. Liberty Street failed to disclose this information in the circular it sent to you.

●
Thomas Pladsen also served as a director of Tengtu International Corp. (“Tengtu”) from January 20, 2004 to November 21, 2005.  Tengtu was cease-traded on October 2, 2006 for failing to file audited and interim financial statements, as well as an MD&A, for periods when Thomas Pladsen was a director. Liberty Street failed to disclose this information in the circular it sent to you.

Liberty Street has misguided Banro’s shareholders. The dissident circular presents a mislabelled graph, “Banro Corporation (TSX: BAA) Total Shareholder Return (3 Years) vs Comparables” as evidence of Banro’s performance over the last three years. The graph only shows two years of Total Shareholder Return data. In addition to the clear error, the “Comparables” used to present this evidence are not true peers of Banro. Osisko Mining’s primary assets are located in Ontario and Quebec. The market cap of Randgold is over 60 times larger than Banro. These are vastly different circumstances than Banro’s circumstances. An honest comparison would show Banro’s performance against gold mining companies of similar trading size, operating in recently-established democratic systems. In addition, the performance of Osisko has included a takeover premium of approximately 60%. This is an ill thought-out comparison and is misleading.

The dissident is being highly opportunistic by seeking to take control of Banro with no defined strategy and is proposing nominees with limited experience.

Liberty Street –  which owns just 1,000 shares which are ineligible to vote –  is proposing to take over the entire board with a group of nominees that has limited mining experience, no gold production experience, no technical background and several candidates with no public board experience.  Only four of the eight dissident nominees have previously served on the board of a public company and only three dissident nominees have served as an executive of a public company. The dissident nominees lack significant gold mining experience. Other than Thomas Pladsen, who has served as an executive at several gold exploration companies, and Loudon Owen, who has served as a director of gold exploration companies, no dissident nominee has significant experience in gold mining and none have a geological or technical background.

In addition, with their past interrelationships the ability of the dissident nominees to act independently of each other is questionable:

●	Edwin Nordholm and Loudon Owen were directors of The Fight Network Inc. which declared bankruptcy in October 2010.

•	Edwin Nordholm and Loudon Owen were directors of Hangfeng Evergreen Inc. while Niral Merchant was CFO. Hangfeng was cease traded in February 2014 and subsequently delisted from the TSX in June 2014.
•	Edwin Nordholm, Loudon Owen and Thomas Plasden served together on the board of Posera-HDX.
•	Edwin Nordholm is the Managing Director of Liberty Street Capital, which is jointly owned by Loudon Owen and Edwin Nordholm.
•	Loudon Owen, Niral Merchant and Thomas Pladsen together were involved in a potential qualifying transaction with Imran Patel’s Congo Mineral Resources Sprl.

In its sparse circular, Liberty Street has not put forth a strategy or business plan and is simply attempting to take control of Banro’s prime assets with a team that lacks the necessary experience.

Banro has a clear strategy and is at a critical point in its life cycle, with the Company poised to enhance long-term value for shareholders.

Banro is within months of transforming into a company with two operating gold mines generating robust cash flow.  Banro’s goals include:

•	An intense focus on managing cash flow and debt repayments.
•	Continued waste reduction and cost containment, including ongoing review of all contracts, expenditures and budgets at its Namoya and Twangiza mines.
•	Optimizing all processes to contain costs.
•	Increasing throughput and recoveries at the Twangiza mine and commence commercial production at the Namoya mine in Q3 2014.
•	Continued board evolution commensurate with the planned growth and evolution of the operations.

We ask that Liberty Street take the following steps to ensure that shareholders are fully informed about the material omissions and deficiencies in its circular:

1.
Liberty Street must issue a revised dissident circular to all shareholders no later than the close of business day on Wednesday, June 18, 2014 with the corrected information clearly outlined on the front cover, as is normal practice when such fundamental errors occur.

2.
The revised dissident circular must be sent by courier to all shareholders no later than noon on Friday, June 20, 2014 to ensure that they are properly informed before the proxy voting deadline on Wednesday, June 25, 2014.

3.	All proxies solicited by Liberty Street must be dated after receipt of the revised dissident circular in order to ensure that shareholders have access to factually correct information.

Protect your investment – Vote your BLUE proxy today!

We urge you – our valued shareholder – to protect your investment and reject Liberty Street's attempt to take control of your company.

Regardless of how many shares you own, your vote is important in order to send a message to Liberty Street that you support the current Board and the Company’s bright future. It is crucial that you vote your BLUE proxy today.  If you have already voted, you can still change your vote, simply by voting your BLUE proxy today. Your later dated BLUE proxy will replace any prior dated proxy you may have voted and will count.

Your support is critical to delivering on our plans and we ask you to support all resolutions at the meeting.  If you have any questions or need assistance in voting your proxy, please contact our proxy solicitor, Kingsdale Shareholder Services, toll free in North America (1-866-851-3214) or call collect from outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com.

Thank you for your continued support of Banro.

*****

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya, located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (the “DRC”). Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

For further Banro information, please visit www.banro.com, or contact:
Naomi Nemeth, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802, info@banro.com, and follow the Company on Twitter @banrocorp.